AMERICAN ORIENTAL BIOENGINEERING, INC.

1 Liangshuihe First Ave.

Beijing E-Town Economic and Technology Development Area, E-Town
Beijing 100176, People’s Republic of China

March 29, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attn: Tabatha Aikin, Senior Assistant Chief Accountant

Re: American Oriental Bioengineering, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 15, 2011 and Amended November 14, 2011 Form 10-Q for the Quarterly Period Ended September 30, 2011 Filed November 14, 2011 File No.

Dear Ms. Aikin:

We are responding to your comments over the phone as described by Hong Zhu, an employee of American Oriental Bioengineering, Inc. (“Company”), and the written version of the comments received on March 28, 2012.  The numbered paragraphs set forth below correspond to the Staff’s comments in the previous round of written communications with Staff dated February 9, 2012.

Form 10-Q for the Period Ended September 30, 2011
Notes to Condensed Consolidated Financial Statements
Note 11 – Receivable for Disposal of Investment, page 19

1. Please refer to your response to our comment two.  If such amount is not received by the date you file the Form 10-K for the fiscal year ended December 31, 2011, please confirm that you will disclose the $5m in cash consideration and the equity interest received, as well as the date you expect to receive the remaining amount from the buyer as well as a statement indicating why you believe the balance is still collectible.

Response:

As of the date of this response letter, the Company has received the full consideration for the transaction, consisting of $22.5 million cash consideration and the equity interests of another company owned by the third party buyer.

Note 17 – Convertible Notes, page 20

2.  Please refer to your response to our comment three.  Please confirm that you will also disclose in future filings beginning with your Form 10-K for the fiscal year ended December 31, 2011 the fair market value of the notes as required by ASC 825-10-50-10.

Response:

We respectfully advise the Staff that we (the Company) will disclose the fair market value of the convertible notes in future filings according to ASC 825-10-50-10.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to the undersigned or Hong Zhu, Vice President of Investor Relations of the Company, at (973) 622-4500, or email to zhuh@email.bioaobo.com.

Sincerely,

/s/ Yanchun Li
Yanchun Li
Chief Financial Officer
American Oriental Bioengineering, Inc.